                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                                (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a).
                        (AMENDMENT NO. ____________)*


                       AEGIS COMMUNICATIONS GROUP, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  00760B105
                                (CUSIP Number)

                               BARRY E. JOHNSON
                           THAYER CAPITAL PARTNERS
                  1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                            WASHINGTON, D.C. 20004
                                (202) 371-0150
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              DECEMBER 10, 1999
           (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 14 Pages)

----------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 2 OF 14 PAGES
-----------------------------                       ---------------------------

---------|--------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Thayer Equity Investors III, L.P.
         |
------------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
         |
         |                                                                                              (b) [_]
------------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
------------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |OO
------------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                                [_]
         |
------------------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
------------------------------------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |33,812,194
         NUMBER OF          |-------------------------------------------------------------------------------------
           SHARES           |8     |SHARED VOTING POWER
        BENEFICIALLY        |      |
          OWNED BY          |      |52,139,958
            EACH            |-------------------------------------------------------------------------------------
         REPORTING          |9     |SOLE DISPOSITIVE POWER
           PERSON           |      |
            WITH            |      |33,812,194
                            |-------------------------------------------------------------------------------------
                            |10    |SHARED DISPOSITIVE POWER
                            |      |
                            |      |52,139,958
------------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |85,952,152
------------------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |[_]
         |
------------------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |72.2%
------------------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |PN
------------------------------------------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 3 OF 14 PAGES
-----------------------------                       ---------------------------

------------------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |TC Equity Partners, L.L.C.
------------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [_]
         |                                                                                              (b) [_]
         |
         |
------------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
------------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |OO
------------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                                [_]
         |
------------------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
----------------------------|-------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |33,812,194
         NUMBER OF          |-------------------------------------------------------------------------------------
           SHARES           |8     |SHARED VOTING POWER
        BENEFICIALLY        |      |
          OWNED BY          |      |52,139,958
            EACH            |-------------------------------------------------------------------------------------
         REPORTING          |9     |SOLE DISPOSITIVE POWER
           PERSON           |      |
            WITH            |      |33,812,194
                            |-------------------------------------------------------------------------------------
                            |10    |SHARED DISPOSITIVE POWER
                            |      |
                            |      |52,139,958
------------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |85,952,152
------------------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |                                                                                              [_]
         |
------------------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |72.2%
------------------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |OO
------------------------------------------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 4 OF 14 PAGES
-----------------------------                       ---------------------------


------------------------------------------------------------------------------------------------------------------
         |NAME OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
1        |TC Co-Investors, LLC
------------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
         |                                                                                              (b) [_]
         |
         |
------------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
------------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |OO
------------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                                [_]
         |
------------------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |Delaware
------------------------------------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |150,816
         NUMBER OF          |------|------------------------------------------------------------------------------
           SHARES           |8     |SHARED VOTING POWER
        BENEFICIALLY        |      |
          OWNED BY          |      |85,801,366
            EACH            |------|------------------------------------------------------------------------------
         REPORTING          |9     |SOLE DISPOSITIVE POWER
           PERSON           |      |
            WITH            |      |150,816
                            |------|------------------------------------------------------------------------------
                            |10    |SHARED DISPOSITIVE POWER
                            |      |
                            |      |85,801,366
------------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |85,952,152
------------------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |                                                                                              [_]
         |
------------------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |72.2%
------------------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |OO
------------------------------------------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 5 OF 14 PAGES
-----------------------------                       ---------------------------

------------------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |TC Management Partners, L.L.C.
------------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [_]
         |
         |
         |
         |                                                                                              (b) [_]
------------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
------------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |OO
------------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                                [_]
         |
------------------------------------------------------------------------------------------------------------------
         |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
6        |Delaware
------------------------------------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |150,816
         NUMBER OF          |-------------------------------------------------------------------------------------
           SHARES           |8     |SHARED VOTING POWER
        BENEFICIALLY        |      |
          OWNED BY          |      |85,801,366
            EACH            |-------------------------------------------------------------------------------------
         REPORTING          |9     |SOLE DISPOSITIVE POWER
           PERSON           |      |
            WITH            |      |150,816
                            |-------------------------------------------------------------------------------------
                            |10    |SHARED DISPOSITIVE POWER
                            |      |
                            |      |85,801,366
------------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |85,952,152
------------------------------------------------------------------------------------------------------------------
         |
         |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12       |                                                                                              [_]
------------------------------------------------------------------------------------------------------------------
         |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         |
13       |72.2%
------------------------------------------------------------------------------------------------------------------
         |TYPE OF REPORTING PERSON*
         |
14       |OO
------------------------------------------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 6 OF 14 PAGES
-----------------------------                       ---------------------------

------------------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Frederic V. Malek
------------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [_]
         |                                                                                              (b) [_]
         |
         |
------------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
------------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |OO
------------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                                [_]
         |
------------------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |United States of America
------------------------------------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |Disclaimed (see 11 below).
         NUMBER OF          |-------------------------------------------------------------------------------------
           SHARES           |8     |SHARED VOTING POWER
        BENEFICIALLY        |      |
          OWNED BY          |      |Disclaimed (see 11 below).
            EACH            |-------------------------------------------------------------------------------------
         REPORTING          |9     |SOLE DISPOSITIVE POWER
           PERSON           |      |
            WITH            |      |Disclaimed (see 11 below).
                            |-------------------------------------------------------------------------------------
                            |10    |SHARED DISPOSITIVE POWER
                            |      |
                            |      |Disclaimed (see 11 below).
------------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |Beneficial ownership of all shares disclosed in this Statement is
         |disclaimed by Mr. Malek, except to the extent of his pecuniary
         |interest therein.
------------------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |[X]  Beneficial ownership of all shares disclosed in this Statement is
         |disclaimed by Mr. Malek, except to the extent of his pecuniary
         |interest therein.
         |
------------------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |Not applicable (see 11 above).
------------------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |IN
------------------------------------------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 7 OF 14 PAGES
-----------------------------                       ---------------------------


------------------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSONS
         |I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |Carl J. Rickertsen
------------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [_]
         |                                                                                              (b) [_]
         |
         |
------------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
------------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |OO
------------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                                [_]
         |
------------------------------------------------------------------------------------------------------------------
         |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
6        |United States of America
------------------------------------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |Disclaimed (see 11 below).
         NUMBER OF          |-------------------------------------------------------------------------------------
           SHARES           |8     |SHARED VOTING POWER
        BENEFICIALLY        |      |
          OWNED BY          |      |Disclaimed (see 11 below).
            EACH            |-------------------------------------------------------------------------------------
         REPORTING          |      |SOLE DISPOSITIVE POWER
           PERSON           |      |
            WITH            |9     |Disclaimed (see 11 below).
                            |-------------------------------------------------------------------------------------
                            |      |SHARED DISPOSITIVE POWER
                            |      |
                            |10    |Disclaimed (see 11 below).
------------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |Beneficial ownership of all shares disclosed in this Statement is
         |disclaimed by Mr. Rickertsen, except to the extent of his pecuniary
         |interest therein.
------------------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |[X]  Beneficial ownership of all shares disclosed in this Statement is
         |disclaimed by Mr. Rickertsen, except to the extent of his pecuniary
         |interest therein.
         |
------------------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |Not applicable (see 11 above).
------------------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |IN
---------|--------------------------------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 8 OF 14 PAGES
-----------------------------                       ---------------------------

--------- --------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Paul G. Stern
--------- --------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|



                                                                                                        (b) |_|
--------- --------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------- --------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                |_|
--------- --------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

6         United States of America
------------------------------------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |Disclaimed (see 11 below).
         NUMBER OF          |-------------------------------------------------------------------------------------
           SHARES           |8     |SHARED VOTING POWER
        BENEFICIALLY        |      |
          OWNED BY          |      |Disclaimed (see 11 below).
            EACH            |-------------------------------------------------------------------------------------
         REPORTING          |9     |SOLE DISPOSITIVE POWER
           PERSON           |      |
            WITH            |      |Disclaimed (see 11 below).
                            |-------------------------------------------------------------------------------------
                            |10    |SHARED DISPOSITIVE POWER
                            |      |
                            |      |Disclaimed (see 11 below).
------------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |Beneficial ownership of all shares disclosed in this Statement is
         |disclaimed by Dr. Stern, except to the extent of his pecuniary
         |interest therein.
------------------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |[X]  Beneficial ownership of all shares disclosed in this Statement is
         |disclaimed by Dr. Stern, except to the extent of his pecuniary interest
         |therein.
         |
------------------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |Not applicable (see 11 above).
------------------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |IN
------------------------------------------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 9 OF 14 PAGES
-----------------------------                       ---------------------------

ITEM 1.           SECURITY AND ISSUER.

         Title of Class of Securities: Common Stock, par value $.01 per share ("Common Stock")

         Name of Issuer:  Aegis Communications Group, Inc.

         Address of Issuer's Principal Executive Offices:

                  7880 Bent Branch Drive
                  Suite 150
                  Irving, TX  75063


ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed on behalf of each of the persons named in paragraphs (i) through (vii) below (collectively, the "Reporting Persons") pursuant to their written agreement to the joint filing of this Statement. Except as stated otherwise the following information is furnished with respect to each of the Reporting Persons:

                  (i)      Thayer Equity Investors III, L.P. ("Thayer")
                  (ii)     TC Equity Partners, L.L.C. ("Equity")
                  (iii)    TC Co-Investors, LLC ("Co-Investors")
                  (iv)     TC Management Partners, L.L.C. ("Management")
                  (v)      Frederic V. Malek
                  (vi)     Carl J. Rickertsen
                  (vii)    Paul G. Stern

                  Equity is the sole general partner of Thayer. Management is the sole managing member of Co-Investors. Each of Messrs. Malek and Rickertsen and Dr. Stern is a managing member of both Equity and Management.

         Thayer is a private equity fund and Co-Investors is a private investment company. The principal business of each of Thayer and Co-Investors is making investments in the information technology and services, travel and leisure services, telecommunications and consumer products industries. The principal business of Equity is to manage the business and affairs of Thayer. The principal business of Management is to serve as the Management Agent for Thayer and to manage the business and affairs of Co-Investors. The principal occupation of each of Messrs. Malek and Rickertsen is to serve as a principal of Thayer Capital Partners, a sponsor of private equity funds. The principal occupation of Dr. Stern is to serve as a principal of Arlington Capital Partners, a sponsor of a private equity fund.

                  The principal business office of each Reporting Person, other than Dr. Stern, and of Thayer Capital Partners is:

                  1455 Pennsylvania Avenue, N.W.
                  Suite 350
                  Washington, D.C.  20004

                  The principal business office of Dr. Stern is:

                  Arlington Capital Partners
                  600 New Hampshire Avenue, N.W.
                  Washington, D.C.  20037

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 10 OF 14 PAGES
-----------------------------                       ---------------------------

                  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Thayer is a Delaware limited partnership. Equity, Co-Investors and Management are each Delaware limited liability companies. Each of Messrs. Malek and Rickertsen and Dr. Stern is a United States citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The event requiring the filing of this Statement is, as described in more detail below, Thayer and TC Co-Investors (collectively, the "Thayer Entities") entering into a Stockholders Agreement, dated December 10, 1999 (the "Stockholders Agreement"), with Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P. (collectively, the "Questor Entities") and the Issuer. This relationship was originally disclosed on a Schedule 13G filed on December 20, 1999. The Reporting Persons initially acquired interests in securities of the Issuer upon the merger of IQI Services, Inc., a private company in which the Reporting Persons owned securities ("IQI"), into ATC Communications Corp., Inc., a public company, to form the Issuer (the "Merger"). All of the shares beneficially owned by the Reporting Persons and disclosed in this Statement, other than shares beneficially owned solely as a result of the relationship with the Questor Entities, were acquired either in exchange for their interests in IQI upon consummation of the Merger, upon the guarantee by Thayer of certain of the Issuer's debt, upon the conversion or exchange of convertible securities acquired in exchange for their interests in IQI upon consummation of the Merger or in payment of interest or dividends on such convertible securities.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired their interest in the Issuer for the purpose of making an investment in the Issuer. On December 10, 1999, the Thayer Entities entered into the Stockholders Agreement with Questor Entities in connection with the acquisition by the Questor Entities of their interest in the Issuer. In connection with the closing of the purchase by the Questor Entities, the Board of Directors of the Issuer adopted Amended and Restated Bylaws of the Issuer (the "Bylaws"). The Stockholders Agreement is described in more detail in Item 6 below. This event was originally disclosed on a Schedule 13G filed on December 20, 1999.

                  The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and the markets for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, they may acquire additional Common Stock or securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may decide to dispose of some or all of the Common Stock or other securities currently owned by them or otherwise acquired by them. In addition, certain of the Common Stock disclosed as "beneficially owned" in this Statement is represented by securities, including preferred stock, warrants and debt instruments of the Issuer, convertible into or exercisable for Common Stock ("Convertible Securities"). The Issuer has issued in the past, and may issue in the future, additional Convertible Securities to the Reporting Persons in payment of interest or dividends accrued on existing Convertible Securities, which would result in an increase in the Reporting Persons' beneficial ownership of Common Stock.

                  Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 11 OF 14 PAGES
-----------------------------                       ---------------------------

securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of December 31, 2000, each of Thayer, Equity, Co-Investors and Management beneficially owns 85,952,152 shares of Common Stock as follows: (i) 19,056,198 shares of Common Stock; (ii) 2,269,224 shares of Common Stock issuable upon the exercise of certain warrants to purchase Common Stock; (iii) 4,820,345 shares of Common Stock issuable upon the conversion of the Issuer's Series D Preferred Stock; (iv) 1,725,309 shares of Common Stock issuable upon the conversion of the Issuer's Series E Preferred Stock; (v) 6,091,934 shares of Common Stock issuable upon the conversion of certain convertible debt of the Issuer; and (vi) 51,989,142 shares of Common Stock issuable upon the conversion of the Issuer's Series F Preferred Stock owned by the Questor Entities as of such date. As a result of the Stockholders Agreement with the Questor Entities, the Thayer Entities and other Reporting Persons may be deemed to be acting as a group with the Questor Entities. For beneficial ownership as of December 20, 1999, see the Schedule 13G filed by the Reporting Persons on that date.

                  The beneficial ownership of 85,952,152 shares of Common Stock represents 72.2% of the class, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act and based on the number of shares of Common Stock reported as outstanding by the Issuer in the Issuer's Report on Form 10-Q for the quarter ended September 30, 2000. Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

         (b)      (i)      Number of shares as to which each of Thayer and
                           Equity has:

                           Sole power to vote or to direct the vote: 33,812,194 Shared power to vote or to direct the vote:
                           52,139,958
                           Sole power to dispose or to direct the disposal of:
                           33,812,194
                           Shared power to dispose or to direct the disposal of:
                           52,139,958

                  (ii) Number of shares as to which each of Co-Investors and Management has:

                           Sole power to vote or to direct the vote: 150,816 Shared power to vote or to direct the vote:
                           85,801,366
                           Sole power to dispose or to direct the disposal of:
                           150,816
                           Shared power to dispose or to direct the disposal of:
                           85,801,366

                  (iii) Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

         (c) As of November 30, 2000 and December 31, 2000, respectively, the Reporting Persons acquired beneficial ownership of (i) Series D Preferred Stock of the Issuer, in payment of dividends by the Issuer, convertible into approximately 57,113.09 and 59,016.86 shares of Common Stock, respectively;
(ii) Series E Preferred Stock of the Issuer, in payment of dividends by the Issuer, convertible into approximately 20,442.05 and 21,123.45 shares of

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 12 OF 14 PAGES
-----------------------------                       ---------------------------

Common Stock, respectively; and (iii) convertible notes of the Issuer, in payment of interest by the Issuer, convertible into approximately 59,106.73 and 61,076.96 shares of Common Stock, respectively.

         (d) Except for the Questor Entities, with respect to the shares of Common Stock issuable upon the conversion of the Issuer's Series F Preferred Stock owned by them and reported herein by the Reporting Persons as a result of the Stockholders Agreement, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As disclosed above, on December 10, 1999, the Thayer Entities and the Questor Entities entered into the Stockholders Agreement. The Stockholders Agreement provides that the Questor Entities and the Thayer Entities are required to use their best efforts to vote all of their shares to elect and continue in office six directors nominated by the Questor Entities and six directors nominated by the Thayer Entities. The Stockholders Agreement and the Bylaws of the Issuer provide that each committee of the Issuer's Board of Directors will be constituted so that the number of designees of each of the Questor Entities and the Thayer Entities on any such committee is as nearly as possible in the same proportion as the number of designees of the Questor Entities and the Thayer Entities on the entire Board. The Stockholders Agreement and the Bylaws also provide that certain major decisions require the affirmative vote of not less than 75% of all directors. Such decisions include certain change of control transactions. Additionally, the Stockholders Agreement provides that the Questor Entities and the Thayer Entities must (i) satisfy a "right of first offer" to the other prior to a transfer of their shares to a third party and (ii) provide each other with certain "tag-along" rights in the event of a sale or transfer of shares to a third party.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         TITLE
-----------         -----
       99.1         Joint Filing Agreement and Power of Attorney, dated
                    January 18, 2001, among Thayer Equity Investors III, L.P.,
                    TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC
                    Management Partners, L.L.C., Frederic V. Malek, Carl J.
                    Rickertsen and Paul G. Stern

       99.2         Stockholders Agreement*

       99.3         Amended and Restated Bylaws of Issuer**

------------------

* Incorporated by reference to Exhibit 10.4 to the Form 8-K of the Issuer, filed on December 20, 1999.

** Incorporated by reference to Exhibit 3.2 to the Form 8-K of the Issuer, filed on December 20, 1999.

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 13 OF 14 PAGES
-----------------------------                       ---------------------------

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Dated:      January 18, 2001

THAYER EQUITY INVESTORS III, L.P.,                     TC EQUITY PARTNERS, L.L.C.,
a Delaware limited partnership                         a Delaware limited liability company

By:      TC Equity Partners, L.L.C.,
         a Delaware limited liability company,              /s/ BARRY E. JOHNSON
         its General Partner                           ----------------------------------------------------
                                                                Barry E. Johnson
                                                                Secretary, Treasurer and
              /s/ BARRY E. JOHNSON                              Chief Financial Officer
         --------------------------------------
                  Barry E. Johnson
                  Secretary, Treasurer and
                  Chief Financial Officer


TC CO-INVESTORS, LLC,                                  TC MANAGEMENT PARTNERS, L.L.C.,
a Delaware limited liability company                   a Delaware limited liability company

By:      TC Management Partners, L.L.C.,
         a Delaware limited liability company,              /s/ BARRY E. JOHNSON
         its General Partner                           ----------------------------------------------------
                                                                Barry E. Johnson
                                                                Secretary, Treasurer and
              /s/ BARRY E. JOHNSON                              Chief Financial Officer
         --------------------------------------
                  Barry E. Johnson
                  Secretary, Treasurer and
                  Chief Financial Officer



/s/ FREDERIC V. MALEK                                  /s/ CARL T. RICKERTSEN
------------------------------------------------       -----------------------------------------------------
    FREDERIC V. MALEK                                      CARL J. RICKERTSEN



/s/ PAUL G. STERN
-------------------------------------------------
    PAUL G. STERN

                                  EXHIBIT LIST

-----------------------------                       ---------------------------
CUSIP NO. 00760B105                  13D            PAGE 14 OF 14 PAGES
-----------------------------                       ---------------------------

EXHIBIT NO.                TITLE
-----------                -----
       99.1                Joint Filing Agreement and Power of Attorney, dated
                           January 18, 2001, among Thayer Equity Investors
                           III, L.P., TC Equity Partners, L.L.C., TC
                           Co-Investors, LLC, TC Management Partners, L.L.C.,
                           Frederic V. Malek, Carl J. Rickertsen and Paul G.
                           Stern

       99.2                Stockholders Agreement*

       99.3                Amended and Restated Bylaws of Issuer**

------------------

* Incorporated by reference to Exhibit 10.4 to the Form 8-K of the Issuer, filed on December 20, 1999.

** Incorporated by reference to Exhibit 3.2 to the Form 8-K of the Issuer, filed on December 20, 1999.